

SECURITIES

07001140

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48436

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
BlackRock Investments, Inc.
Formerly Provident Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 East 52nd Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Greenberg (212)409-3578
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Paul Greenberg, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to BlackRock Investments, Inc. for the year ended December 31, 2006, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/28/07

Signature **Date**

Chief Financial Officer

Title

Notary Public

LISE LAURENT
Notary Public - State of New York
NO. 01LA6117869
Qualified in Queens County
My Commission Expires 11/1/08

This report contains (check all applicable boxes):**

(x)	Independent Auditors' Report
(x) (a)	Facing Page
(x) (b)	Statement of Financial Condition
(x) (c)	Statement of Income (Operations)
(x) (d)	Statement of Cash Flows
(x) (e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
(x) (f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)	Notes to Financial Statements
(x) (g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( ) (h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) (l)	An Oath or Affirmation
( ) (m)	Copy of the SIPC Supplemental Report
( ) (n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
( ) (o)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) Under the Commodity Exchange Act
( ) (p)	Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act
( ) (q)	Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission.
(x) (r)	Supplemental Report of Independent Auditors on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKROCK INVESTMENTS, INC.
(SEC ID. No.8-48436)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

BlackRock Investments, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2006

Contents

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 3
Statement of Income 4
Statement of Changes in Stockholder's Equity 5
Statement of Cash Flows 6
Notes to Financial Statements 7

Supplemental Information

Computation of Net Capital for Broker-Dealers
Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 19
Statement Regarding SEC Rule 15c3-3 20

Supplemental Report

Supplemental Report of Independent Auditors on Internal Control 22

Independent Auditors' Report

The Board of Directors and Shareholder of
BlackRock Investments, Inc.
New York, New York

We have audited the following financial statements of BlackRock Investments, Inc. (the "Company") for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BlackRock Investments, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of BlackRock Investments, Inc. as of December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers-Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	19
Computation fro Determination of Reserve Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 Under the Securities Exchange Act of 1934	20

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

New York, New York
February 28, 2007

BlackRock Investments, Inc.
Statement of Financial Condition
December 31, 2006
(Dollar amounts in thousands)

Assets	
Cash and cash equivalents	$22,276
Accounts receivable	102
Receivable from affiliates	2,951
Goodwill	500
Other assets	1,081
Total assets	$26,910
Liabilities	
Accrued compensation payable	$5,326
Accounts payable and accrued liabilities	994
Payable to affiliates	1,635
Other liabilities	543
Total liabilities	8,498
Stockholder's equity	
Common stock, no par value - 1,000 shares authorized, issued, and outstanding	-
Additional paid-in capital	3,475
Retained earnings	14,937
Total stockholder's equity	18,412
Total liabilities and stockholder's equity	$26,910

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Statement of Income
Year ended December 31, 2006
(Dollar amounts in thousands)

Revenue	
Administrative fees from related parties	$12,465
Commission income	4,318
Interest and Dividend Income	720
Loss on investments	(448)
Total revenue	17,055
Expense	
Compensation and benefits	6,245
Commissions paid to other broker-dealers	1,182
Marketing and promotion	664
Occupancy and communications	87
Other	556
Total expense	8,734
Operating income	8,321
Income before income taxes	8,321
Income taxes	3,284
Net income	$5,037

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2006
(Dollar amounts in thousands)

	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
December 31, 2005	$3,216	$9,900	$13,116
Net income	-	5,037	5,037
Stock-based compensation	259	-	259
December 31, 2006	$3,475	$14,937	$18,412

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Statement of Cash Flows
Year ended December 31, 2006
(Dollar amounts in thousands)

Cash flows from operating activities	
Net income	$5,037
Adjustments to reconcile net income to net cash from operating activities:	
Loss on investments	448
Deferred income tax expense	300
Stock-based compensation	259
Changes in operating assets and liabilities:	
Decrease in accounts receivable	286
Increase in receivable from affiliates	(2,164)
Increase in other assets	(341)
Increase in accrued compensation payable	1,554
Increase in accounts payable and accrued liabilities	267
Increase in payable to affiliates	254
Increase in other liabilities	390
Cash from operating activities	6,290
Cash flows from investing activities	
Purchase of investments	(755)
Sale of investments	1,250
Cash from investing activities	495
Net increase in cash and cash equivalents	6,785
Cash and cash equivalents, beginning of year	15,491
Cash and cash equivalents, end of year	$22,276
Supplemental information	
Cash paid for income taxes	$3,519

See accompanying notes to financial statements.

1. Organization and Basis of Presentation

BlackRock Investments, Inc. ("BII" or the "Company"), a Delaware company, is an indirect wholly-owned subsidiary of BlackRock, Inc. ("BlackRock" or "BRI"). The Company engages in the marketing and sales of the *BlackRock Liquidity Funds* ("BLF") and the International Dollar Reserve Fund I, Ltd. (collectively, the "Funds") and provides related administration services to the Funds' shareholders. The contractual administrator to BLF is PFPC, Inc. ("PFPC"), an indirect wholly-owned subsidiary of The PNC Financial Group ("PNC"). The contractual administrator to the International Dollar Reserve Fund I, Ltd. is BlackRock Institutional Management Corporation, an indirect wholly-owned subsidiary of BRI. The Company also employs a sales force that is engaged in the sale of BLF to an institutional client base. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

On September 29, 2006, BlackRock and Merrill Lynch & Co., Inc. ("Merrill Lynch")closed a transaction pursuant to which Merrill Lynch contributed its investment management business, Merrill Lynch Investment Managers ("MLIM"), to BRI in exchange for an aggregate of 65 million shares of newly issued common and non-voting participating preferred stock of BRI. Immediately following the closing, Merrill Lynch owned 45% of the voting common stock and approximately 49.3% of the total capital stock on a fully diluted basis of BRI and PNC owned approximately 34% of BRI (as compared with 69% immediately prior to the closing).

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are held at a major financial institution and in two money market mutual funds, to which the Company is exposed to market and credit risk. Cash and cash equivalents are carried at cost, which approximates fair value.

Revenue Recognition

Administration fees are based on a percentage of assets under administration and are recognized in the period in which the services are performed. The Company receives commissions through PFPC, on the sales BLF of mutual fund shares. Commission income is recognized when the sales are completed, transacted, settled, etc.

(Dollar amounts in thousands)

2. Significant Accounting Policies (continued)

Goodwill

Goodwill is subject to an annual impairment test in which the Company's management compares the fair value of the Company's stockholder's equity to its carrying value. If the carrying value of the stockholder's equity is in excess of its fair value, then the fair value and carrying value of the Company's goodwill are compared to determine the impairment charge. The fair value of the Company's stockholder's equity is estimated using the present value of expected future cash flows and other valuation measures. The Company recorded no impairments to goodwill during 2006.

Income Taxes

The Company accounts for income taxes under the liability method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Stock-Based Compensation

Effective January 1, 2003, the Company prospectively adopted the fair value provisions of SFAS No. 123, *Accounting for Stock-based Compensation*, for all arrangements under which employees receive shares of stock or other equity instruments of BRI. The Company adopted SFAS No. 123(R), using the modified-prospective transition method, effective January 1, 2006, with no cumulative effect on net income. SFAS No. 123(R) provides clarification and expanded guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributes compensation costs to reporting periods. The Company recorded stock option expense of $78 for the year ended December 31, 2006 related to the adoption of SFAS No. 123(R) and a tax benefit of approximately $30. Fair value disclosures are included in Note 4 to these Financial Statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Dollar amounts in thousands)

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments*, which amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. The Statement provides, among other things, that:

- For embedded derivatives which would otherwise be required to be bifurcated from their host contracts and accounted for at fair value in accordance with SFAS No. 133, an irrevocable election may be made on an instrument-by-instrument basis, to be measured as a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings.
- Concentrations of credit risk in the form of subordination are not considered embedded derivatives.

SFAS No. 155 is effective for all financial instruments acquired, issued or subject to remeasurement after the beginning of an entity's first fiscal year that begins after September 15, 2006. Upon adoption, differences between the total carrying amount of the individual components of an existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument should be recognized as a cumulative effect adjustment to beginning retained earnings. Prior periods should not be restated. The Company intends to adopt SFAS No. 155 on January 1, 2007 and does not expect the impact of adoption to be material to its financial statements.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets*. SFAS No. 156 amends SFAS No. 140 to require that all separately recognized servicing assets and liabilities be initially measured at fair value, if practicable. SFAS No. 156 also permits servicers to subsequently measure each separate class of servicing assets and liabilities at fair value rather than at the lower of cost or market. For companies that elect to measure their servicing assets and liabilities at fair value, SFAS No. 156 requires the difference between the carrying value and fair value at the date of adoption to be recognized as a cumulative effect of a change in accounting principle as of the beginning of the fiscal year in which the election is made. The Company intends to adopt SFAS No. 156 on January 1, 2007 and does not expect the impact of adoption to be material to its financial statements.

(Dollar amounts in thousands)

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes and Related Implementation Issues.* FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* FIN No. 48 prescribes a threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective as of the beginning of fiscal years that begin after December 15, 2006. The Company intends to adopt FIN No. 48 on January 1, 2007 and does not expect the impact of adoption to be material to its financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy (i.e., levels 1, 2, and 3, as defined). Additionally, companies are required to provide enhanced disclosure regarding instruments in the level 3 category (which are unobservable inputs requiring significant management judgment), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and all interim periods within those fiscal years. The Company is currently evaluating the impact adoption may have on its financial statements.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R).* SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur. SFAS No. 158 also requires actuarial valuations to be performed as of the balance sheet date. The balance sheet recognition provisions of SFAS No. 158 were effective for fiscal years ending after December 15, 2006. The valuation date provisions are effective for fiscal years ending after December 15, 2007. The impact of the adoption of SFAS No. 158 in 2006 was not material to the Company's financial statements.

(Dollar amounts in thousands)

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.* SAB 108 provides guidance on the consideration of effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The SEC staff believes registrants must quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the first annual period ending after November 15, 2006. The Company has assessed the impact of SAB 108 on its financial statements and the impact of adoption was not material.

3. Employee Benefit Plan

Through September 30, 2006, the Company's employees participated in PNC's Incentive Savings Plan ("ISP"), a defined contribution plan. Under the ISP, the Company matched employee contributions of up to 6% of eligible compensation, subject to Internal Revenue Service limitations. Contributions to the ISP were matched primarily by shares of BRI's common stock. Effective September 30, 2006, employees no longer were able to participate in the ISP.

Effective October 1, 2006, the Company's employees participate in BRI's Retirement Savings Plan. The Company matches $0.50 for each $1.00 of the first 6% of eligible pay up to a maximum of $4,000 per year. Additionally, upon completion of one year of service, the Company will make a retirement contribution on behalf of each eligible participant equal to 3% of eligible pay, plus an additional discretionary contribution of 2% for any year in which BRI has positive net operating income.

ISP expense for the Company was $125 for the year ended December 31, 2006 are included in compensation and benefits on the condensed consolidated statement of financial condition.

4. Stock-Based Compensation and Incentive Plans

BlackRock, Inc. 1999 Stock Award and Incentive Plan

Pursuant to the BlackRock, Inc. 1999 Stock Award and Incentive Plan ("Award Plan"), options to purchase BRI common stock are granted at an exercise price not less than the market value of BRI common stock on the date of grant. These options have a ten-year life, vest ratably over periods ranging from two to four years and become exercisable upon vesting.

(Dollar amounts in thousands)

4. Stock-Based Compensation and Incentive Plans (continued)

BlackRock, Inc. 1999 Stock Award and Incentive Plan (continued)

In October 1999, December 2000 and October 2002, the Company issued options to its employees to purchase 11,000 shares, 14,500 shares and 22,000 shares, respectively, of BRI stock at $14.00, $43.31 and $37.36 per share, respectively. All options issued were issued at the fair value on the date of grant and have a 10-year contractual life. The October 2002 options vested in December 2006. All other options were fully vested prior to 2006. There were no option exercises, forfeitures or issuances during 2006. BRI's stock price at December 31, 2006 was $151.90, resulting in aggregate intrinsic values of $1,516,900, $1,574,555 and $2,519,880 for the October 1999, December 2000 and October 2002 awards, respectively. The remaining contractual term was 2.75 years, 3.96 years and 5.79 years for the October 1999, December 2000 and October 2002 awards, respectively.

Stock options outstanding and exercisable by Company employees as of December 31, 2006 are as follows:

Exercise Prices (per share)	Outstanding shares under option	Weighted-avg. remaining contractual life (in years)	Outstanding shares Weighted-avg. exercise price (per share)	Exercisable shares under option	Exercisable shares Weighted-avg. exercise price (per share)
$14.00	11,000	2.75	$14.00	11,000	$14.00
$37.36	22,000	5.79	37.36	22,000	37.36
$43.31	14,500	3.95	43.31	14,500	43.31
	47,500	4.52	$33.77	47,500	$33.77

In December 2003 and January 2006, the Company issued grants to employees for 579 shares and 2,695 shares, respectively, of restricted BRI stock and BRI restricted share units ("RSUs"), respectively. The grant date fair value of the restricted stock grants and RSUs were $51.77 per share and $128.18 per share, respectively, representing BRI's closing stock price on the date that management approved of the awards. The grants vest evenly over four and three years, respectively, and are amortized using the straight-line method over the vesting period. Dividends accrue to the benefit of the employee. Compensation expense incurred by the Company related to restricted stock and RSUs granted to its employees during the year ended December 31, 2006 totaled $244.

(Dollar amounts in thousands)

Restricted stock and RSU activity for the year ended December 31, 2006 was as follows:

Outstanding at	Restricted Stock And RSUs	Weighted Average Fair Value
January 1, 2006	291	$51.77
Granted	2,695	$128.18
Vested	(145)	$51.77
December 31, 2006	2,841	$124.25

BlackRock, Inc. Long-Term Retention and Incentive Program

BlackRock's Long-Term Retention and Incentive Plan ("LTIP") permits the grant of deferred compensation awards (the "LTIP Awards") which were authorized in 2002, payable in cash and BlackRock common stock. The LTIP awards include an option to put such distributed shares back to BRI at fair market value. Through December 31, 2006, BRI awarded approximately $1,715 in LTIP Awards to employees of the Company.

Under the terms of the LTIP, grants of awards fully vested when BRI's average closing stock price was at least $62 for any 3-month period beginning on or after January 1, 2005 and prior to or on March 30, 2007. For the full year 2005, BRI's average closing stock exceeded the $62 threshold. In addition to the stock price threshold, the vesting of awards was contingent on the participants' continued employment with the Company for periods ranging from two to five years. Due to the appreciation of BRI's stock price, BRI's management determined in 2004 that full vesting of LTIP awards was probable. The Company recorded $483 of compensation expense during 2006, reflecting LTIP awards earned and related payroll taxes payable through December 31, 2006.

In January 2007, the BRI issued additional deferred stock-based compensation awards under the Award Plan. The awards vest entirely on September 29, 2011 provided that BRI's actual accounting principles generally accepted in the United States earnings per share of at least $5.20 in 2009, $5.52 in 2010, $5.85 in 2011. An alternative performance hurdle provides for vesting of the awards based on specific targets for the Company's earnings growth performance to peers over the term of the awards.

(Dollar amounts in thousands)

4. Stock-Based Compensation and Incentive Plans (continued)

BlackRock Employee Stock Purchase Plan

Through August 2006, the terms of the BlackRock, Inc. Employee Stock Purchase Plan ("ESPP") allowed eligible employees to purchase shares of BRI's common stock at 85% of the lesser of the fair market value on the first or last day of each six-month offering period. Eligible employees could not purchase more than 500 shares of BRI common stock in any offering period. In addition, for any calendar year in which the option to purchase shares was outstanding, Section 423 (b)(8) of the Internal Revenue Code restricted an ESPP participant from purchasing more than $25 worth of BRI common stock based on its fair market value. The Company uses the fair value method for measuring compensation cost pursuant to SFAS No. 123R and incurred ESPP-related compensation expense of approximately $15 during the year ended December 31, 2006. This plan was discontinued in August 2006 and amended in January 2007.

Effective January 2007, the terms of the amended ESPP allow eligible employees to purchase shares of BRI's common stock at 95% of the fair market value on the last day of each three-month offering period. In accordance with SFAS No. 123R, effective in January 2007, the Company will no longer record compensation expense related to the amended ESPP.

Fair Value Disclosures

The fair value of ESPP shares was estimated using the Black-Scholes option-pricing model with the following assumptions for the year ended December 31, 2006: expected dividend yield of 1.30%, expected volatility of 28.03%, a risk-free rate of 4.59% and an expected term of six months. These assumptions were developed by management based upon reviews of third party market data as of the end of the latest offer period. The fair value of the discount on ESPP shares granted during 2006 was $30.13 per share.

(Dollar amounts in thousands)

5. Income Taxes

PNC, BRI and BRI's subsidiaries, including the Company, are subject to a tax disaffiliation agreement that sets forth each party's rights and obligations with respect to income tax payments and refunds, and addresses related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities.

For the year ended December 31, 2006, the Company's operations have been included in the consolidated federal income tax return of BRI and its subsidiaries. In certain jurisdictions, BII files separate state and municipal income tax returns, and in other jurisdictions, BII's state and/or municipal income tax returns are consolidated with one or more BRI subsidiaries, or one or more PNC subsidiaries, on a combined or unitary basis. Federal income taxes are computed as if the Company were a stand alone filer. If BII is included in a group's combined or unitary state or municipal income tax filing, its share of the tax liability generally will be based upon an allocation to BII of a percentage of the total liability based upon the Company's level of activity in such state or municipality. The Company's federal income tax liability balance of $779 at December 31, 2006 is included in accounts payable and accrued liabilities in the Statement of Financial Condition.

The provision for income taxes consists of the following:

	Year ended December 31, 2006
Current:	
Federal	$3,095
State and local	489
Total current	3,584
Deferred:	
Federal	(197)
State and local	(103)
Total deferred	(300)
Total	$3,284

(Dollar amounts in thousands)

5. Income Taxes (continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities, which are included net in other assets in the Statement of Financial Condition, consist of the following:

	Year ended December 31, 2006
Deferred tax assets:	
Compensation	$1,092
Other	159
Gross deferred tax asset	1,251
Deferred tax liabilities:	
Unrealized gain on investments	255
Goodwill	83
Gross deferred tax liability	338
Net deferred tax asset	$913

A reconciliation of income tax expense with expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows:

	Year ended December 31,	
	2006	%
Expected income tax expense	$2,912	35.0%
Increase in income taxes resulting from:		
State and local taxes	341	4.1
Other	31	0.4
Income tax expense	$3,284	39.5%

(Dollar amounts in thousands)

6. Related Party Transactions

The Company receives an asset-based fee from BlackRock Institutional Management Corporation, an indirect wholly-owned subsidiary of BRI, for the marketing and sales of the Funds and related administration services provided to the Funds' shareholders. These fees amounted to $12,465 for the year ended December 31, 2006. Of this amount, $3,030 was included in receivable from affiliates at December 31, 2006.

BlackRock Financial Management, Inc. ("BFM"), an indirect wholly-owned subsidiary of BRI, provides general and administration services to the Company. Charges for such services are based on actual usage or on defined formulas which, in management's view, resulted in reasonable allocations. During the year ended December 31, 2006 the Company incurred charges totaling $240 pursuant to this arrangement.

Payable to affiliates primarily represents current state and local income taxes payable in the amount of $442 and reimbursement of expenses incurred by the Company of $1,229 owed to BFM primarily in connection with payroll expenses and general and administrative expenses made on behalf of the Company. These amounts do not bear interest.

The Company received $2,360 in placement fees for the issuance of certain BRI investment products sold by BRI for the year ended December 31, 2006.

Accounts payable and accounts receivable to affiliates are recorded net where the legal right of offset exists.

7. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was .63 to 1, and regulatory net capital of $13,407 was $12,840 in excess of this regulatory requirement.

Supplemental Information

BlackRock Investments, Inc.

Computation of Net Capital for Broker-Dealers
Pursuant to Rule 15c3-1
December 31, 2006
(Dollar amounts in thousands)

Total stockholder's equity	$18,412
Less: disallowed assets	4,634
Net capital before haircuts	$13,778
Less haircuts on cash equivalents	371
Net capital	$13,407
Computation of aggregate indebtedness	$8,498
Minimum capital required (the greater of $5 or 6-2/3% of aggregate indebtedness)	$567
Capital in excess of minimum required	$12,840
Ratio of aggregate indebtedness to net capital	.63:1

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filed on February 28, 2007.

BlackRock Investments, Inc.
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplemental Report of Independent Auditors on Internal Control

Supplemental Report of Independent Auditors
on Internal Control

February 28, 2007

To the Board of Directors and Stockholder of
BlackRock Investments, Inc.
New York, New York

In planning and performing our audit of the financial statements of BlackRock Investments, Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 28, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verification, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements or prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of

them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

New York, New York
February 28, 2007

END